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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                                MISONIX, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  604871103
                       --------------------------------
                                (CUSIP Number)

                             Edward I. Tishelman,
        c/o Hartman & Craven LLP, 460 Park Avenue, New York, NY 10022
                                (212) 753-7500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              February 19, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).


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CUSIP No. 604871103              SCHEDULE 13D                  Page 2 of 5 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Gary Gelman
     Soc. Sec. No. ###-##-####

2.   Check the Appropriate Box if a Member of a Group*         (a) / /
                                                               (b) / /
3.   SEC Use Only

4.   Source of Funds

     PF-Personal Funds

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     United States

                         7.   Sole Voting Power

                              808,645
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              ---
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              808,645
     With
                         10.  Shared Dispositive Power

                              ---

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     808,645

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                      / /

13.  Percent of Class Represented by Amount in Row (11)

     12.70%

14.  Type of Reporting Person


     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                                    Page 3 of 5

Item 1.           Security and Issuer

                  The undersigned hereby amends the Schedule 13D dated December 1, 1994 and Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6 and No. 7 thereto dated December 8, 1994, December 22, 1994, April 6, 1995, June 26, 1995, March 27, 1996, February 18, 1997, August 27, 1997 and September 12, 1997 (collectively the "Schedule 13D") with respect to the shares of common stock (the "Stock") of Misonix Inc. (the "Company"). Except as expressly set forth herein, there has been no material change in the facts set forth in the Schedule 13D.

Item 2.           Identity and Background

                  This statement is being filed by Mr. Gelman, a United States citizen whose business address is c/o American Claims Evaluation, Inc., One Jericho Plaza, Jericho, New York 11753. Mr. Gelman's principal occupation is as Chairman of the Board, President, Chief Executive and Chief Operating Officer of American Claims Evaluation, Inc., whose principal business is the verification of medical bills presented for payment to insurance companies and others and rendering services in the vocational rehabilitation of persons involved in workmen's compensation disabilities. Mr. Gelman was designated a director of the Company on June 26, 1995 and commenced serving as Chairman of the Board of Directors on March 27, 1996. He was reelected as a director at the Annual Meeting of Shareholders on December 10, 1997.

                  Mr. Gelman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                           N/A

Item 4.           Purpose of Transaction

                  (a) This Report deals with the sale of shares by the Company to the reporting person.

                  (b)-(j)  Not Applicable.

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                                                                   Page 4 of 5

Item 5.           Interest in Securities of the Issuer

         (a)      The aggregate number of the Company's shares of Stock

                  beneficially owned by the undersigned on the close of business on February 25, 1998 was 808,645; this included options to acquire 688,500 shares under the Company's Outside Directors Stock Option Plan, which options are exercisable immediately, and accordingly, all shares underlying these options have been treated as beneficially owned by the reporting person. The percentage of the outstanding shares owned by the reporting person has been calculated based upon a denominator comprised of the 5,677,194 common shares reported by the Company to be issued and outstanding as of November 7, 1997 together with the 688,500 shares covered by the options held by the reporting person, or a total of 6,365,694 shares, thereby giving the reporting person beneficial ownership of 12.70% of the Company's outstanding shares.

         (b) Number of Shares as to which, on the date referred to on the cover, the undersigned had:

                  (i)      sole power to vote or to direct
                           the vote..............................        808,645

                  (ii)     shared power to vote or to direct
                           the vote..............................          --

                  (iii)    sole power to dispose or to direct the
                           disposition of .......................        808,645

                  (iv)     shared power to dispose or to direct
                           the disposition of ...................          --

         (c) The following transactions in the Company's shares were effected by the undersigned during the sixty day period preceding the date set forth on the cover:


Date                     Number of Shares Sold       Price Per Share

12/11/97                        1,500                     7.875
12/12/97                        5,000                     7.82
02/06/98                       10,000                     7.10
02/09/98                       10,000                     6.762
02/10/98                        3,000                     6.53
02/12/98                        6,000                     6.50
02/12/98                        5,000                     6.375
02/13/98                        6,000                     6.395
02/17/98                        3,000                     6.16
02/17/98                        1,000                     6.25
02/18/98                        6,000                     6.25
02/19/98                        5,000                     6.40
02/20/98                        5,000                     6.375
02/24/98                        3,000                     6.27

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                                                                   Page 5 of 5

         (d)      Not applicable.

         (e)      Not applicable.


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: February 25, 1998


                                             -------------------------------
                                             Gary Gelman